Ashland Partners Company LLP

March 24, 2016

Board of Directors
Pacific Income Advisers
1299 Ocean Avenue, Second Floor
Santa Monica, CA 90401

Ashland Partners grants permission to Pacific Income Advisers to use its name as may be specified in a performance presentation in reference to Ashland Partners’ examination of performance and/or verification of GIPS® compliance. The parties may make such disclosures as may be required by law or applicable regulatory authority.

Please feel free to call Travis Morgan, Senior Manager, at (541) 842-8405 with any follow up questions regarding this matter.

Sincerely,

Ashland Partners & Company LLP